UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32972 / January 23, 2018

_____

In the Matter of   :
                                                                    :
OPPENHEIMER CAPITAL APPRECIATION FUND   :
OPPENHEIMER CAPITAL INCOME FUND   :
OPPENHEIMER CORPORATE BOND FUND   :
OPPENHEIMER DEVELOPING MARKETS FUND   :
OPPENHEIMER DISCOVERY FUND   :
OPPENHEIMER DISCOVERY MID CAP GROWTH FUND   :
OPPENHEIMER DIVIDEND OPPORTUNITY FUND   :
OPPENHEIMER EMERGING MARKETS INNOVATORS   :
FUND   :
OPPENHEIMER EMERGING MARKETS LOCAL DEBT   :
FUND   :
OPPENHEIMER EQUITY INCOME FUND   :
OPPENHEIMER GLOBAL FUND   :
OPPENHEIMER GLOBAL HIGH YIELD FUND   :
OPPENHEIMER GLOBAL MULTI-ALTERNATIVES FUND   :
OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND   :
OPPENHEIMER GLOBAL MULTI-ASSET INCOME FUND   :
OPPENHEIMER GLOBAL MULTI STRATEGIES FUND   :
OPPENHEIMER GLOBAL OPPORTUNITIES FUND   :
OPPENHEIMER GLOBAL REAL ESTATE FUND   :
OPPENHEIMER GLOBAL STRATEGIC INCOME FUND   :
OPPENHEIMER GLOBAL VALUE FUND   :
OPPENHEIMER GOLD & SPECIAL MINERALS FUND   :
OPPENHEIMER GOVERNMENT CASH RESERVES   :
OPPENHEIMER GOVERNMENT MONEY MARKET FUND   :
OPPENHEIMER INSTITUTIONAL GOVERNMENT MONEY   :
MARKET FUND   :
OPPENHEIMER INTEGRITY FUNDS   :
OPPENHEIMER INTERNATIONAL BOND FUND   :
OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND   :
OPPENHEIMER INTERNATIONAL EQUITY FUND   :
OPPENHEIMER INTERNATIONAL GROWTH AND INCOME   :
FUND   :
OPPENHEIMER INTERNATIONAL GROWTH FUND   :
OPPENHEIMER INTERNATIONAL SMALL-MID COMPANY   :

FUND	:
OPPENHEIMER LIMITED-TERM BOND FUND	:
OPPENHEIMER LIMITED-TERM GOVERNMENT FUND	:
OPPENHEIMER MACQUARIE GLOBAL INFRASTRUCTURE	:
FUND	:
OPPENHEIMER MAIN STREET FUNDS®	:
OPPENHEIMER MAIN STREET MID CAP FUND®	:
OPPENHEIMER MAIN STREET ALL CAP FUND®	:
OPPENHEIMER MAIN STREET SMALL CAP FUND®	:
OPPENHEIMER MASTER EVENT-LINKED BOND FUND,	:
LLC	:
OPPENHEIMER MASTER INFLATION PROTECTED	:
SECURITIES FUND, LLC	:
OPPENHEIMER MASTER INTERNATIONAL VALUE FUND,	:
LLC	:
OPPENHEIMER MASTER LOAN FUND, LLC	:
OPPENHEIMER MULTI-STATE MUNICIPAL TRUST	:
OPPENHEIMER MUNICIPAL FUND	:
OPPENHEIMER PORTFOLIO SERIES	:
OPPENHEIMER QUEST FOR VALUE FUNDS	:
OPPENHEIMER REAL ESTATE FUND	:
OPPENHEIMER ETF TRUST	:
OPPENHEIMER RISING DIVIDENDS FUND	:
OPPENHEIMER ROCHESTER® AMT-FREE MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® AMT-FREE NEW YORK	:
MUNICIPAL FUND	:
OPPENHEIMER ROCHESTER® ARIZONA MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® CALIFORNIA MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® FUND MUNICIPALS	:
OPPENHEIMER ROCHESTER® INTERMEDIATE TERM	:
MUNICIPAL FUND	:
OPPENHEIMER ROCHESTER® LIMITED TERM	:
CALIFORNIA MUNICIPAL FUND	:
OPPENHEIMER ROCHESTER® MARYLAND MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® MASSACHUSETTS	:
MUNICIPAL FUND	:
OPPENHEIMER ROCHESTER® MICHIGAN MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® MINNESOTA MUNICIPAL	:
FUND	:
OPPENHEIMER ROCHESTER® NORTH CAROLINA	:
MUNICIPAL FUND	:

OPPENHEIMER ROCHESTER® OHIO MUNICIPAL FUND :
ROCHESTER® PORTFOLIO SERIES :
OPPENHEIMER ROCHESTER® SHORT TERM MUNICIPAL :
FUND :
OPPENHEIMER ROCHESTER® VIRGINIA MUNICIPAL :
FUND :
OPPENHEIMER SENIOR FLOATING RATE FUND :
OPPENHEIMER SENIOR FLOATING RATE PLUS FUND :
OPPENHEIMER SERIES FUND :
OPPENHEIMER SMALL CAP VALUE FUND :
OPPENHEIMER STEELPATH MLP FUNDS TRUST :
OPPENHEIMER STEELPATH PANORAMIC FUND :
OPPENHEIMER ULTRA-SHORT DURATION FUND :
OPPENHEIMER VARIABLE ACCOUNT FUNDS :
6803 South Tucson Way :
Centennial, Colorado 80112-3924 :
:
:
:
OFI GLOBAL ASSET MANAGEMENT, INC. :
OPPENHEIMERFUNDS, INC. :
225 Liberty Street :
New York, New York 10281 :
:
OFI STEELPATH, INC. :
2100 McKinney Avenue, Suite 1401 :
Dallas, TX 75201 :
:
VTL ASSOCIATES, LLC :
2005 Market Street, Suite 2020 :
Philadelphia, PA 19103 :
:
(812-14749) :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Oppenheimer Capital Appreciation Fund, Oppenheimer Capital Income Fund, Oppenheimer
Corporate Bond Fund, Oppenheimer Developing Markets Fund, Oppenheimer Discovery Fund,
Oppenheimer Discovery Mid Cap Growth Fund, Oppenheimer Dividend Opportunity Fund,
Oppenheimer Emerging Markets Innovators Fund, Oppenheimer Emerging Markets Local Debt
Fund, Oppenheimer Equity Income Fund, Oppenheimer Global Fund, Oppenheimer Global High
Yield Fund, Oppenheimer Global Multi-Alternatives Fund, Oppenheimer Global Multi-Asset
Growth Fund, Oppenheimer Global Multi-Asset Income Fund, Oppenheimer Global Multi

Strategies Fund, Oppenheimer Global Opportunities Fund, Oppenheimer Global Real Estate Fund, Oppenheimer Global Strategic Income Fund, Oppenheimer Global Value Fund, Oppenheimer Gold & Special Minerals Fund, Oppenheimer Government Cash Reserves, Oppenheimer Government Money Market Fund, Oppenheimer Institutional Government Money Market Fund, Oppenheimer Integrity Funds, Oppenheimer International Bond Fund, Oppenheimer International Diversified Fund, Oppenheimer International Equity Fund, Oppenheimer International Growth and Income Fund, Oppenheimer International Growth Fund, Oppenheimer International Small-Mid Company Fund, Oppenheimer Limited-Term Bond Fund, Oppenheimer Limited-Term Government Fund, Oppenheimer Macquarie Global Infrastructure Fund, Oppenheimer Main Street Funds®, Oppenheimer Main Street Mid Cap Fund®, Oppenheimer Main Street All Cap Fund®, Oppenheimer Main Street Small Cap Fund®, Oppenheimer Master Event-Linked Bond Fund, LLC, Oppenheimer Master Inflation Protected Securities Fund, LLC, Oppenheimer Master International Value Fund, LLC, Oppenheimer Master Loan Fund, LLC, Oppenheimer Multi-State Municipal Trust, Oppenheimer Municipal Fund, Oppenheimer Portfolio Series, Oppenheimer Quest for Value Funds, Oppenheimer Real Estate Fund, Oppenheimer ETF Trust, Oppenheimer Rising Dividends Fund, Oppenheimer Rochester® AMT-Free Municipal Fund, Oppenheimer Rochester® AMT-Free New York Municipal Fund, Oppenheimer Rochester® Arizona Municipal Fund, Oppenheimer Rochester® California Municipal Fund, Oppenheimer Rochester® Fund Municipals, Oppenheimer Rochester® Intermediate Term Municipal Fund, Oppenheimer Rochester® Limited Term California Municipal Fund, Oppenheimer Rochester® Maryland Municipal Fund, Oppenheimer Rochester® Massachusetts Municipal Fund, Oppenheimer Rochester® Michigan Municipal Fund, Oppenheimer Rochester® Minnesota Municipal Fund, Oppenheimer Rochester® North Carolina Municipal Fund, Oppenheimer Rochester® Ohio Municipal Fund, Rochester® Portfolio Series, Oppenheimer Rochester® Short Term Municipal Fund, Oppenheimer Rochester® Virginia Municipal Fund, Oppenheimer Senior Floating Rate Fund, Oppenheimer Senior Floating Rate Plus Fund, Oppenheimer Series Fund, Oppenheimer Small Cap Value Fund, Oppenheimer Steelpath MLP Funds Trust, Oppenheimer Steelpath Panoramic Fund, Oppenheimer Ultra-Short Duration Fund, Oppenheimer Variable Account Funds, OFI Global Asset Management, Inc., OppenheimerFunds, Inc., OFI SteelPath, Inc. and VTL Associates, LLC (the "Applicants") filed an application on February 28, 2017, and an amendment to the application on August 31, 2017, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On December 27, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32956). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by the Applicants (File No. 812-14749) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary